Ron Mayo
Vice President, Chief Financial Officer and Treasurer
(563) 383-2557
ron.mayo@lee.net

June 20, 2016

Ms. Melissa Raminpour
Branch Chief
Securities and Exchange Commission

Re:    Lee Enterprises, Incorporated
Form 10-K for the year ended September 27, 2015
Filed December 11, 2015
File No. 001-06227

Dear Ms. Raminpour:

Set forth below is the response of Lee Enterprises, Incorporated (“Lee” or the “Company”) to the comments of the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter addressed to Ronald A. Mayo, Chief Financial Officer of the Company dated June 6, 2016, relating to the Company’s Form 10-K for the Fiscal Year Ended September 27, 2015 filed December 11, 2015. For convenience of reference, the text of the comment in the Staff’s letter have been reproduced in italicized type.

Because of the commercially sensitive information included herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. We have filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests [17 C.F.R. § 200.83]. For the Staff’s reference, we have enclosed a copy of our letter to the FOIA Office (the “Request”) with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In accordance with Rule 83, the Company requests confidential treatment of (a) the marked portions (the “Confidential Information”) of this response letter (the “Letter”) and (b) the accompanying Request letter (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

In accordance with Rule 83, this Letter has also been clearly marked with the legend “Confidential Treatment Requested by Lee Enterprises, Inc.” and each page is marked for the record with the identifying numbers and code “LE-001” through “LE-004.”

Confidential Treatment Requested by Lee Enterprises, Inc.

Information omitted is indicated by *** and is provided under separate cover to the Staff pursuant to Rule 83. A copy of the Request (but not this Letter) also is being delivered to the Commission’s FOIA Office.

Critical Accounting Policies, page 23

1. We note from your response to our prior comment 2 that along with WACC, cash flow projections is one of the main drivers for determining fair value under the income approach and it involves significant estimates and assumptions, such as future revenue, cash costs, operating margins and the period over which future cash flow are projected. You also indicate in your response that such projections take into account historical trends, anticipated future results from the annual budgeting process as well as projections from published analyst reports; however, you do not provide key assumptions or estimates or how such amounts were calculated or determined, specific to Lee Enterprises. Therefore, we reissue our comment in part. Please provide us with the key assumptions used in your goodwill impairment analysis. Additionally, for each key assumption or estimate used in your cash flow projections please provide us the basis which supports each of your key assumptions or estimates, why management believe it is reasonable and appropriate, and the level of uncertainty associated with each.

The income approach derives fair value by discounting future cash flows of the Company. While the Company has experienced revenue declines in each year since 2009, it has proven an ability to drive strong cash flow by limiting revenue declines and transforming its business model to reduce legacy operating costs. As a result, since 2009 the Company's adjusted EBITDA has remained strong and steady.

In preparing the cash flow projections, the Company projects revenue, cash costs1, adjusted EBITDA1, capital expenditures and income taxes over a five year period and a terminal year. In our May 19, 2016 response we provided the information you requested in this letter (how the assumption was calculated or determined, why management thinks it is reasonable and appropriate, and the level of uncertainty associated with that assumption) related to the weighted average cost of capital ("WACC") used for the income approach and as such this response will focus on the other key assumptions. The Company used the following assumptions in determination of the cash flow projections:

Fiscal Year	2016	2017	2018	2019	2020	Terminal Year

Total revenue (percent change)	***	***	***	***	***	***
Cash costs (percent change)	***	***	***	***	***	***
Adjusted EBITDA (percent change)	***	***	***	***	***	***

Depreciation (in thousands of dollars)	***	***	***	***	***	***
Income tax rate (effective rate)	***	***	***	***	***	***

1
Cash costs and adjusted EBITDA are non-GAAP financial measures. Cash costs represents operating expenses excluding depreciation, amortization and other non-cash operating expenses. Adjusted EBITDA represents earnings excluding interest, taxes, depreciation, amortization and other non-cash operating expenses.

To forecast revenue, cash costs and adjusted EBITDA, the Company considered historical trends, anticipated future results from the annual budgeting process as well as projections from published analyst reports. The Company will focus the discussion below on adjusted EBITDA projections as that is the result of our revenue and cash costs projections and what drives the step 2 goodwill impairment exercise. To trigger a goodwill impairment, the 2016 - 2020 compounded annual decline of adjusted EBITDA would need to be more than *** and would create a terminal year adjusted EBITDA that is more than *** less than what was used in projections.

Confidential Treatment Requested by Lee Enterprises, Inc.

The Company's adjusted EBITDA has remained strong and stable since 2009, declining 1.7% on an annual basis through FY2014, the most recent annual fiscal year completed at the time of the analysis. While revenue declines varied year-over-year, the Company was able to manage a modest decline in adjusted EBITDA through business transformation and reduction of legacy operating costs.

The Company also considered the FY2016 budgeting process that was completed prior to finalizing the adjusted EBITDA projections. Included in the FY2016 budget were several digital and subscription revenue related initiatives that were implemented to grow revenue and drive cash flow. Additionally, the Company has several business transformation initiatives underway to help reduce legacy costs and drive adjusted EBITDA.

The Company also assessed its ability to forecast by comparing adjusted EBITDA projections determined in prior years to actual results. The Company's adjusted EBITDA projections were within *** in FY2013, *** in FY2014 and *** in FY2015. Projecting adjusted EBITDA includes a significant level of uncertainty, however, the Company has demonstrated its ability to forecast within a reasonable level of accuracy and at a level of precision that is well within the sensitivity of the assumption discussed above.

The Company also looked at a published analyst report on May 11, 2015 which estimated FY16 adjusted EBITDA *** higher than what was used in the valuation of goodwill.

While there is a significant level of uncertainty in preparing the adjusted EBITDA projections as there can be no assurance that historical trends will be indicative of future results, nor can there be any assurance that current expectations will be realized in the future, the Company was comfortable with the adjusted EBITDA assumptions used in the analysis due to the following:

1.	They were the product of FY16 budgeting process completed by the CEO, CFO, COO and publishers;

2.	They were consistent with a recent analyst report;

3.	They were compared to prior projections;

4.	They were analyzed with current year trends;

5.	We concluded the Company's ability to forecast was reasonable by comparing actual results to internal plan for the last three fiscal years;

6.	We considered our current revenue and business transformation initiatives as well as management’s ability to manage the business to produce strong and steady adjusted EBITDA; and

7.	The resulting fair value under the income approach was consistent with the resulting fair value determined under the market approach.

To estimate capital expenditures, the Company considered historical trends as well as the capital budgeting process. For FY2014 - FY2012, the last three fiscal years prior to the 2015 goodwill impairment analysis, capital expenditures, net of insurance proceeds, totaled $11.8 million, $9.7 million and $7.8 million, respectively. Capital expenditures totaled $9.7 million in FY2015. The capital budgeting process for FY2016 was completed prior to finalizing the cash flow projections and was used in the goodwill valuation exercise. Capital expenditures for FY2016 are now expected to total $10.0 million in FY2016 instead of the *** used in the income approach model as the Company decided to put a planned major capital project on hold. This difference creates additional cushion in the exercise that was performed in fiscal year 2015.

Due to the consistent level of capital spending year-over-year, the level of uncertainty of the Company's capital expenditure projections is low.

The income tax rate of *** is the Company's combined federal and state corporate income tax rate. While the Company has not paid significant taxes since 2010, using the combined federal and state corporate

Confidential Treatment Requested by Lee Enterprises, Inc.

income tax rates is standard valuation practice. There is not a significant level of uncertainty with respect to the assumed income tax rate.

We are hopeful that the information provided above is responsive to your comment. To provide additional context we highlight a couple of points that were made in our prior responses to your goodwill comments:

•
As noted within our response dated April 22, 2016, “the result of the Step 2 analysis was that implied goodwill was more than double its carrying amount and as a result there was no impairment.” The implied fair value of goodwill calculated in our 2015 annual assessment was *** million compared to the carrying value of $243.7 million.

•
In addition, in our letter dated May 19, 2016, we highlighted that the WACC utilized in the income model was not very sensitive and that “the WACC would need to increase by more than 600 basis points to suggest a goodwill impairment.”

•
Also in our letter dated May 19, 2016, we highlighted that “we also considered recent transactions in our industry, including the Gannett Co., Inc. acquisition of Journal Media Group (JMG) announced on October 7, 2015 at 5.6x EBITDA, to validate the selected market multiples” used in our analysis. This multiple is in excess of the ***x adjusted EBITDA multiple we used in our analysis and if we had used the JMG valuation metric in place of our selected metric in the market approach it would only increase the amount by which the implied fair value of goodwill exceeded carrying value.

***********

In connection with the response to this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of this disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any actions with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any further questions or comments concerning this response, or if you require additional information, please feel free to contact me at (563) 383-2557.

Sincerely,

/s/ Ronald A. Mayo
Ronald A. Mayo
Vice President, Chief Financial Officer and Treasurer

Confidential Treatment Requested by Lee Enterprises, Inc.
LE - 004